Exhibit 15.7

[LETTERHEAD OF BUREAU VERITAS UK LTD.]

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD
For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

10  March, 2015

Dear Ladies and Gentlemen

BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2014

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 228 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2014 (the “Annual Report”) annexed as Exhibit A, which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848, No. 333-114165, No. 333-171306 and No. 333-192551 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

Our authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)
Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website;

2)
AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and

3)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Flavio Gomes

Flavio Gomes
For and on behalf of Bureau Veritas UK Ltd (Sustainability Services)

ACCEPTED AND AGREED

This 10th day of March 2015

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian Kemp
Title: Company Secretary

…our business shape is changing to become more sustainable, durable and profitable.”

for the treatment of moderate to severe psoriasis, with two of these trials showing superior efficacy compared to the current standard of care. Following top-line results from the Phase III programme for lesinurad in combination with xanthine oxidase inhibitors in gout patients, our regulatory filing in the EU has been accepted.

Cardiovascular and Metabolic diseases

The 74th Scientific Sessions of the American Diabetes Association in San Francisco, CA accepted for presentation 43 abstracts reporting results of our R&D in diabetes. The Annual Meeting of the European Association for the Study of Diabetes in Vienna, Austria accepted 29 abstracts for presentation.

A record total of six major market approvals in 2014 for medicines that treat Type 2 diabetes further demonstrates how we are achieving scientific leadership. We also had positive results from a Phase III study of saxagliptin/dapagliflozin combination in patients with Type 2 diabetes and are progressing a regulatory filing in the US.

The acquisition in February 2014 of BMS’s share of the diabetes alliance was a significant event for AstraZeneca and we now have one of the broadest non-insulin anti-diabetic portfolios in the industry. Our diabetes strategy is to shift the treatment paradigm towards early use of combination therapies, help accelerate the achievement of patients’ treatment goals and potentially delay disease progression.

2014 was a strong year for our growth platform, Brilinta/Brilique, both in terms of revenue growth and news flow. The US

Strategic priorities overview
Achieve scientific leadership
>	12 approvals of NMEs or major LCM projects in major markets
	–	CVMD: Bydureon Pen (US and EU), Farxiga/Forxiga (US and Japan), Xigduo XR (US) and Xigduo (EU) for Type 2 diabetes; Myalept (US) for generalised lipodystrophy; Epanova (US) for dyslipidaemia
	–	Oncology: Lynparza (US and EU) for BRCA-mutated ovarian cancer
	–	Neuroscience: Movantik/Moventig (US and EU) for opioid-induced constipation
>

11 Phase III starts, including 5 NMEs: MEDI4736 and AZD9291 for non-small cell lung cancer; tremelimumab for mesothelioma; roxadustat for chronic kidney disease and end-stage renal disease; and tralokinumab for severe asthma

>	6 NME or major LCM regulatory submissions in major markets
	–	CVMD: Bydureon Pen (Japan) and saxagliptin/dapagliflozin FDC (US)
	–	Oncology: Iressa (US) and Lynparza (US)
	–	Inflammation: lesinurad (US and EU)
>	9 projects discontinued
>	3 acquisitions: the rights to Almirall’s respiratory franchise and inhalation device subsidiary; Definiens; and completion of the acquisition of BMS’s share of the diabetes alliance
Return to growth
>	3% increase in revenue to $26,095 million
	–	Accelerating performance of growth platforms more than offset impact of loss of exclusivity
>	15% increase in growth platforms revenue contributing 53% of total revenue
	–	Brilinta/Brilique +70%; continued global progress
	–	Diabetes +139%; successful Farxiga/Forxiga launch and good uptake of Bydureon Pen in the US
	–	Respiratory +10%; Emerging Markets growth of 27% and decelerating US growth of 15%
	–	Emerging Markets +12% to $5,827 million
	–	Japan revenue -3%; due to mandated biennial price cuts, increased use of generics and Nexium recall in the fourth quarter
>	US revenue was up 4% to $10,120 million, with Europe down 1% at $6,638 million; Established ROW revenue was down 4% to $3,510 million
>	22% growth in China, making it our second largest market
Great place to work
>

Our 2014 employee survey showed understanding of our strategy up by 14 percentage points, to 88%, compared with the previous survey in 2012 – 4 points above the global high performing company norm. Belief in our direction rose by 18 points, to 86%

>	Following transactions, some 4,100 BMS and Almirall employees were integrated into AstraZeneca
>	Simplified organisation with 75% of employees now within six management steps of the CEO (40% in 2012)
Do business responsibly
>	AstraZeneca launched the Healthy Heart Africa programme to address hypertension in Africa for some of the poorest people in the community

AstraZeneca Annual Report and Form 20-F Information 2014	7

Strategic Report            > Strategy

Strategic priorities

We are focused on returning to growth through a science-led innovation strategy. This strategy is based on investing in three main therapy areas, building a strong and balanced portfolio of primary care and specialty care medicines, accelerating key R&D programmes, engaging in targeted business development and leveraging our strong global commercial presence, particularly in Emerging Markets.

Our strategic priorities are to

1. Achieve scientific leadership
2. Return to growth
3. Be a great place to work.

We also need to

Achieve our Group financial targets

Drive on-market value	Invest in R&D and on-market growth platforms to return to growth. Aim to deliver industry-leading productivity by restructuring to create scope for investment and a flexible cost base

Maintain a progressive dividend	Our policy is to maintain or grow dividend per share

Maintain a strong balance sheet	Target a strong, investment-grade credit rating, operational cash balance and periodic share repurchases

Financial Review from page 70

Do business responsibly

Committed to operating responsibly, working with integrity and delivering sustainable growth with a special focus on

> Access to healthcare

> Our environmental impact

 Responsible Business from page 227; Increasing access

to healthcare in Sales and Marketing on page 61

What do we need to do?

Achieve scientific	Focus on innovative science
leadership	in three main therapy areas

Prioritise and accelerate
our pipeline

Transform our innovation
and culture model

Return to growth	Focus on growth platforms

Accelerate through business
development
Transform through specialty
care, devices and biologics

Be a great place	Evolve our culture
to work

Simplify our business

Attract and retain the best talent

18	AstraZeneca Annual Report and Form 20-F Information 2014

Be a great place to work

Organisational structure – percentage of employees within six management steps of CEO	Employee belief in our strategy	Employees who would recommend AstraZeneca as a great place to work*
75%	86%	82%

This is a key indicator of our progress in driving accountability and improving decision making and communication

This is a key indicator of employee engagement. Belief level is in line with the pharmaceutical sector norm

*  Source: Global FOCUS all-employee survey.

** Source: January 2014 pulse survey across a sample of the organisation.

This is a key indicator of whether employees believe AstraZeneca is a great place to work

*  This metric is measured by our FOCUS survey, which occurs every two years.

** Source: Global FOCUS all-employee survey.

Employees from page 62

Do business responsibly

Dow Jones Sustainability Index ranking	Confirmed breaches of external sales and marketing codes or regulations globally	Operational carbon footprint*
Top 10% of companies	6 confirmed breaches	738 kt CO2e

Met the target of maintaining position in the Dow Jones Sustainability World and Europe Indexes comprising the top 10% of the largest 2,500 companies with a score of 79%	Continue to report and learn from confirmed breaches of external codes arising from external scrutiny and voluntary disclosure by AstraZeneca

Our 2014 operational carbon footprint met our target emission of 758 kt CO2e and represents an 18% reduction from our 2010 baseline. Our overall target is a 20% reduction from a 2010 baseline of 902 kt CO2e by the end of 2015

*  Operational carbon footprint is emissions from all sources, excluding those from patient use of our inhalers.

Responsible Business from page 227

AstraZeneca Annual Report and Form 20-F Information 2014	23

Strategic Report            > Business Review

Research and Development continued

750

In 2014, our medical staff and scientists authored more than 750 publications in various journals, including the New England Journal of Medicine, Science and Nature.

Investment in disease area and scientific capabilities

With the consolidation of R&D activities to strategic centres, we hired new employees to strengthen our disease area expertise and technical capabilities. We also engaged medical experts to provide important insight into our drug programmes, which will help ensure our medicines address the needs of patients as well as healthcare professionals.

We established therapy area specific GMD units (GMeds) – for example, in immuno-oncology and respiratory – to focus resources and therapy area expertise on key programmes and complement units driving our therapy areas. We also enhanced our technology and capabilities, and integrated people and projects within GMD following the acquisition of BMS’s interest in the joint diabetes alliance and the strategic transaction with Almirall.

In addition, we strengthened our support resources for patients and healthcare professionals. Our Intelligent Pharmaceuticals programme, which allows patients and healthcare professionals to track and manage chronic conditions using interactive mobile and internet-based health tools, gained momentum, as various pilot projects were launched or completed.

We also strengthened our payer and real-world evidence capabilities to better provide the data and analysis that helps demonstrate the therapeutic and economic value of our medicines. Real-world evidence studies use observational data, such as electronic medical records and patient surveys, to show, for example, how a medicine may improve outcomes compared with other treatments or reduce demand for hospital or specialist care. These studies may improve patient outcomes, reduce healthcare cost and help focus our efforts to deliver innovative medicines.

Working collaboratively and fostering open innovation

An open research environment, in which scientists freely exchange knowledge and ideas and collaborate, is key to driving sustainable scientific innovation. In 2014, we enhanced our innovation capability, fostered collaboration and gained access to what we believe are the best science and scientists by strengthening existing, and establishing new, collaborations with leading organisations. Such collaborations include those with

>	the UK Medical Research Council (MRC) to improve our understanding of human disease and create a joint research facility in Cambridge, UK
>	the MRC, the US National Institute of Health and the National Research Program for Biopharmaceuticals in Taiwan to help researchers unlock the potential of our compounds and develop life-changing medicines
>	the Academic Drug Discovery Consortium to facilitate research collaboration and provide researchers access to our compound library
>	Cancer Research UK to discover and develop novel cancer treatments, and the commercial arm of Cancer Research UK, Cancer Research Technology, to create a joint laboratory in Cambridge, UK for such work
>	the Gustave Roussy Comprehensive Cancer Center in France to develop our oncology molecules in pre-clinical, translational and clinical phases.

Also in 2014, we launched an online platform to support our open innovation programmes and facilitate research collaborations with academia, industry, NGOs and governments. This new web-based portal allows scientists to access our Open Innovation programmes, which include a clinical compound bank of patient-ready ‘live’ and discontinued compounds and biologics, as well as a toolbox of compounds with optimised pharmacological properties.

Our scientific reputation

Publishing our work in scientific and medical journals and participating in key scientific conferences are also key to achieving scientific leadership. Communicating openly with the scientific community helps validate the quality of our research, strengthen our reputation as an innovation-driven, science-led organisation, and retain and recruit the best scientists. In 2014, our medical staff and scientists authored more than 750 publications in various journals, including the New England Journal of Medicine, Science and Nature. We also played a significant role at key scientific conferences, such as those hosted by the American Society of Clinical Oncology, the European Society of Medical Oncology, the American Diabetes Association, the European Society of Cardiology and the American Thoracic Society, where we presented positive results from various clinical trials and generated significant interest within the scientific community.

Bioethics†

We are committed to achieving scientific leadership and delivering life-changing medicines in a trustworthy and ethical manner. Our global standards of bioethics apply to all our research activity, whether conducted by us or third parties on our behalf.

Patient safety

Patient safety is very important to us and we strive to minimise the risks and maximise the benefits of our medicines. Through a robust and comprehensive pharmacovigilance programme, we continually monitor our medicines to learn of any side effects not identified during the development process and provide accurate and up-to-date information concerning the safety profile of our medicines to regulators, healthcare professionals and, where appropriate, patients. We also work closely with regulatory authorities worldwide to raise pharmacovigilance awareness.

Our experienced patient safety team is dedicated to helping fulfil our commitment to patient safety. Each developing and marketed medicine is allocated a Global Safety Physician and at least one patient safety scientist. In addition, each market is supported by a dedicated patient safety manager.

Our Chief Medical Officer has overall accountability for the benefit/risk profiles of our products in development and on the market. He provides medical oversight and enforces appropriate risk assessment processes to facilitate efficient and informed safety decision making.

54	AstraZeneca Annual Report and Form 20-F Information 2014

Clinical trials and transparency

In 2014, we conducted clinical trials at multiple sites in various countries and regions as shown in the chart below.

The broad geographic span of our studies helps ensure that study participants reflect the diversity of patients for whom our medicines are intended and identify the patients for whom the medicine may be most beneficial. Our global governance process for determining where we locate clinical trials, which considers the existence of experienced and independent ethics committees, the presence of a robust regulatory regime and the availability of trained healthcare professionals and willing participants, provides the framework for ensuring a consistent, high-quality approach worldwide.

Protecting participants throughout the trial process is a priority and we have strict procedures to help ensure participants are not exposed to unnecessary risks. Before a trial begins, we work to ensure that participants understand the nature and purpose of the research and that the proper procedure for gaining informed consent is followed.

All our clinical studies are conceptually designed and finally interpreted in-house but some are conducted by CROs on our behalf. In 2014, approximately 27% of patients in our small molecule studies and 67% of patients in our biologics studies were monitored by CROs. We require these organisations to comply with our global standards and we periodically conduct risk-based audits to monitor compliance.

We believe that transparency enhances the understanding of how our medicines work and benefit patients. To facilitate transparency, we publish information about our clinical research. We also publish information about the registration and results of our clinical trials – regardless of whether they are favourable – for all products and all phases, including marketed medicines, drugs in development and drugs whose development has been discontinued. To further promote transparency, we refreshed and enhanced our transparency strategy in 2014. For more information regarding our clinical trial registration, results, protocols and data, please see our website or our dedicated clinical trials website, www.astrazenecaclinicaltrials.com.

Animal research

We are committed to helping the public understand our use of animals in research and our methods for reducing, refining, or replacing animals in research. Our commitment is reflected in our Global Bioethics Policy. It is also reflected in the ‘Concordat on Openness in Animal Research in the UK’, which we signed in 2014 and describes how we will increase transparency regarding our animal research.

Patients in global studies (2014) (%)

We have developed internal standards that define our commitment to animal welfare and the responsible use of animals in research. These standards specify the global principles that apply for compliance with our Global Bioethics Policy, such as authorisation of animal work, standards for animal care and welfare and the compliance evaluation process. Additionally, we have improved our process for tracking external animal use and evaluating research facilities to help ensure that facilities are evaluated uniformly.

Animal research use varies depending on numerous factors, including our amount of pre-clinical research, the complexity of the diseases under investigation and regulatory requirements. We believe that without our active commitment to reducing, refining, or replacing animals in research, our animal use would be much greater. In 2014, we used 194,162 animals in-house (2013: 260,930). In addition, 15,634 animals were used by CROs on our behalf (2013: 19,676).

†	Further information on AstraZeneca’s approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2014	55

We seek to work

only with those

suppliers whose

standards of ethical

behaviour are

consistent with

our own…”

effectiveness. For example, in 2014, we implemented an innovative software system to provide real-time data on our supply chain performance to reduce variability, increase speed and identify improvement opportunities. We also continue to establish more efficient processes, with global supply chain experts providing support throughout the organisation.

Regulation and compliance

Manufacturing facilities and processes are subject to rigorous regulatory standards, which continuously evolve and are not harmonised globally. They are also subject to inspections by regulatory authorities who are authorised to mandate improvements to facilities and processes, halt production and impose conditions for production to resume.

In 2014, we hosted 36 independent inspections from 20 regulatory authorities. We reviewed observations from these inspections, together with the outcomes of internal audits, and, where necessary, implemented improvement actions.

We review and comment upon evolving national and international compliance regulations through our membership of industry associations. For example, we work with the European Federation of Pharmaceutical Industries and Associations (EFPIA) and the Pharmaceutical Research and Manufacturers of America (PhRMA) to improve supply chain security and minimise drug shortages.

Our manufacturing and supply strategy reflects our commitment to maintaining the highest ethical standards and compliance with internal policies, laws and regulations. Line managers are charged with primary compliance responsibility and supported by dedicated compliance teams. Our Internal Audit Services (IA) function provides independent assurance.

Working with suppliers†

Due to our strategy to outsource most API manufacturing, we need an uninterrupted supply of high quality raw materials. As such, we place great importance on our global procurement policies and integrated risk management processes. We purchase materials from a wide range of suppliers and work to mitigate supply risks, such as disasters that disrupt supply chains or the unavailability of raw materials. Contingency plans include using dual or multiple suppliers where appropriate, maintaining adequate stock levels and working to mitigate the effect of pricing fluctuations in raw materials.

We also seek to manage reputational risk. Our ethical standards are integral to our procurement and partnering activities and we continuously monitor compliance through assessments and improvement programmes. We seek to work only with those suppliers whose standards of ethical behaviour are consistent with our own and will not use suppliers who are unable or unwilling to meet our standards.

In 2014, we implemented a new process for third party risk management. This process, which consists of four steps and applies to all our suppliers, downstream supply chain partners and local business development partners, assesses risk based upon defined criteria, including that related to anti-bribery and anti-corruption, data privacy, the environment and wages. Each step of the process provides an additional level of assessment, and we conduct more detailed assessments on those relationships identified as higher risk. Through this process we seek to better understand the partner’s risk approach, ensure the partner understands and can meet our standards and mitigate risk. The tables opposite show the assessments we conducted, by step and region, since the process began in May 2014. This new risk management process builds on the 7,587 supplier assessments we completed since 2009 through our previous suppliers audit process.

In addition, we conducted 40 audits on direct materials suppliers to ensure they employ appropriate quality, health and safety practices. Thirty seven percent of suppliers met our expectations and 54%

Case study

Pharmaceuticals in the environment†

Pharmaceuticals, including AstraZeneca’s active pharmaceutical ingredients (APIs), are frequently detected in the environment as an inevitable consequence of manufacturing, patient use and disposal. We are committed to the environmental stewardship of our APIs and, to ensure our manufacturing discharges are safe, we have developed the concept of environmental reference concentrations (ERCs), or safe discharge concentrations, for each of our APIs.

>	42 ERCs established for APIs
>	100% of AstraZeneca manufacturing operations comply with ERCs
>	72 ERC assessments carried out on external suppliers in 2014
>	€10.2m, four-year Innovative Medicines Initiative project, co-funded by the European Commission, initiated to assess the environmental risks posed by human medicines earlier in the drug discovery and development process and enable environmental data gaps for established products to be prioritised and tested.

AstraZeneca Annual Report and Form 20-F Information 2014	57

Strategic Report            > Business Review

Manufacturing and Supply continued

implemented improvements to address minor instances of non-compliance. During our due diligence process, we identified and rejected 33 suppliers, including five for reputational-related concerns.

Environmental impact†

Our 2014 targets‡ included reducing

>	operational greenhouse gas footprint to 758,000 tonnes CO2 per year
>	hazardous waste to 0.66 tonnes/$m sales and non-hazardous waste to 0.49 tonnes per employee
>	water use to 3.7 million m3.

We are working to reduce our greenhouse gas emissions by, among other things, improving energy efficiency and pursuing lower-carbon alternatives to fossil fuels. During 2014, our air and road travel and freight transport emissions increased due to greater business activity in our pursuit of a return to growth. We are working, however, to ensure that our travel and transport activities are as efficient as possible.

Some of our respiratory therapies, specifically the pMDIs that rely on hydrofluoroalkane (HFA) propellants, affect our carbon footprint. While HFAs have no ozone depletion potential and a third or less of the global warming potential than the chlorofluorocarbons (CFCs) they replace, they are still greenhouse gases. By the end of 2015, we aim to reduce our operational greenhouse gas footprint (excluding emissions from patient use of our inhaler therapies) by 20% from our 2010 levels. In 2014, our operational greenhouse gas footprint totalled 738,000 metric tonnes, a reduction of 18% from our 2010 baseline. For more information on carbon reporting, please see Responsible Business from page 227.

Waste management is another key aspect of our commitment to minimise our environmental impact. By the end of 2015, we aim to reduce our hazardous and non-hazardous waste by 15% from our 2010 levels. While waste prevention is our goal, we seek to minimise waste through treatment, recycling and the avoidance of landfill disposal when prevention is impractical. In 2014, our total waste was 35,800 metric tonnes with a tonnes/$m index of 1.37. We reduced hazardous waste by 36% (a reduction of 18% indexed to $m revenues) since 2010 due principally to changing production patterns and a major investment at our manufacturing site in the UK to enable recycling and reuse of solvent wastes. Our non-hazardous waste indexed against staff numbers has not improved due to staff reductions since the baseline was set.

We recognise the need to use water responsibly and, where possible, to minimise water use in our facilities. To reach our 2015 water use reduction target of 25% from 2010 levels, we initiated water conservation plans at our largest sites. In 2014, our water use was 3.8 million m3, a reduction of 17% from our 2010 baseline. Water use indexed to revenues was 145 m3/$m (+5% from 2010 baseline). We are also working to ensure that we measure and report the environmental impact of our external manufacturing activity, and that our suppliers have appropriate environmental targets. We believe we have captured data for more than 90% of the globally managed outsourced manufacture of key intermediates and APIs, formulation and packaging for our established brands.

www.astrazeneca.com/responsibility

We continue to integrate environmental considerations across a medicine’s entire life-cycle, from discovery, research and development to manufacturing, commercialisation and disposal. We follow a progressive compliance programme to ensure that our manufacturing emissions of APIs do not exceed our standards for safe discharges at our manufacturing sites and periodically conduct compliance assessments. We also follow a progressive approach to ensure ecopharmacovigilance. This involves regularly reviewing emerging science and literature for new information that might inform the environmental risk management plans for our products. We published our approach in the Drug Safety journal in July 2013. Further information, including environmental risk assessment data for our medicines, is available on our website, www.astrazeneca.com/responsibility.

†	Further information on AstraZeneca’s approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.
‡	Figures have been revised from those previously published to incorporate our biologics capabilities into our targets. Our targets for 2011 to 2015 were set in 2010.

Operational greenhouse gas footprint emissions (thousand tonnes)

Waste production

(thousand tonnes)

Water use

(million m3)

58	AstraZeneca Annual Report and Form 20-F Information 2014

our collaboration with FibroGen in China to develop and commercialise roxadustat, a first-in-class oral compound for treating anaemia), and science collaborations with research institutes in several Emerging Markets.

Geographical Review from page 220

Pricing our medicines

Our global pricing policy provides the framework to ensure appropriate patient access while optimising the sustained profitability of our products. When setting the price of a medicine, we consider its full value to patients, payers and society generally. We also pursue a flexible pricing approach. For example, we support the concept of differential pricing, provided that appropriate safeguards are in place to help ensure lower-priced products reach the patients who need them and are not diverted for sale and use in more affluent markets.

Delivering value for payers

Our medicines help treat unmet medical need, improve health and create economic and therapeutic benefits. Effective treatments can lower healthcare costs by reducing the need for more expensive care, preventing more serious and costly diseases and increasing productivity by reducing or preventing days lost to illness. Nevertheless, as outlined in Pricing pressure, in Marketplace on page 17, pricing pressure remains. We are acutely aware of the economic challenges faced by payers and remain committed to delivering value to payers and patients alike. We work closely with payers and providers to understand their priorities and requirements, and conduct real-world evidence studies to demonstrate how our products improve health outcomes, offer value and support cost-effective healthcare.

Increasing access to healthcare†

We are committed to increasing access to healthcare for under-served patients.

Our access to healthcare strategy comprises three components

>	our mainstream business, which is the prime enabler of access to our medicines
>	improving affordability, which is particularly crucial among the growing middle class in Emerging Markets. We continue to improve our capabilities and build on the experience of initiatives, such as our ‘Faz Bem’ (Wellbeing) programme in Brazil, which provides discounts on our medicines and other patient services, and our Patient Access Card programmes in Central and Eastern Europe. We expanded our programmes across Latin America, the Middle East and Africa, and Asia Pacific. By the end of 2014, these programmes served approximately 2.7 million patients
>	improving access, particularly in developing countries where access can be a significant healthcare barrier. In 2014, we expanded efforts in Africa to enable greater access to hypertension medication and other essential services for patients who are otherwise unable to access medication or other forms of treatment. For more information, please see the Healthy Heart Africa case study on page 67.

Sales and marketing ethics†

We are committed to employing high ethical standards of sales and marketing practice worldwide and ensuring compliance with our Global Policy on Ethical Interactions. We report publicly on the number of

>	confirmed breaches of external sales and marketing codes
>	failures to meet our standards by employees and contractors in our Commercial Regions
>	corrective actions for breaches of our Code of Conduct or supporting policies by employees and contractors in our Commercial Regions.

During 2014, we continued to train employees on the global standards that govern the way we operate. We have comprehensive processes as well as dedicated compliance professionals who monitor adherence to our Code of Conduct and global policies and support our line managers locally in supervising their staff. We also have a network of nominated signatories who review our promotional materials against applicable requirements. In 2014, audit professionals also conducted compliance audits on selected marketing companies.

As shown in the Confirmed external breaches table opposite, we identified six confirmed breaches of external sales and marketing regulations or codes in 2014 (2013: 11). There were 1,847 instances, most of them minor, of non-compliance with our Code of Conduct, Global Policies or related control standards in our Commercial Regions, including instances by contract staff and other third parties (2013: 1,773).

We removed 213 employees or contractors from their roles as a result of these breaches (a single breach may involve more than one person). We also formally warned 454 others and provided further guidance or coaching on our policies to 1,573 more. The most serious breaches are raised with the Audit Committee.

US Corporate Integrity Agreement and The Physician Payments Sunshine Act reporting

In April 2010, AstraZeneca signed an agreement with the DOJ to settle an investigation relating to the sales and marketing of Seroquel IR. The requirements of the associated Corporate Integrity Agreement (CIA) between AstraZeneca and the Office of the Inspector General of the US Department of Health and Human Services (OIG) include a number of active monitoring and self-reporting obligations that differ from the self-reporting required by authorities in the rest of the world. To meet these obligations, AstraZeneca provides notices to the OIG describing the outcomes of particular investigations potentially relating to violations of certain laws, as well as a separate annual report to the OIG summarising monitoring and investigation outcomes relevant to the CIA requirements. Under the CIA, AstraZeneca also discloses, on a publicly available website, certain payments to US physicians and institutions. In addition, from March 2014, AstraZeneca began reporting to the US government detailed information relating to payments to physicians and teaching hospitals in the US, as required by The Physician Payments Sunshine Act.

†	Further information on AstraZeneca’s approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2014	61

managers. During 2014, we embedded these values and behaviours into key HR processes, such as performance and talent management and recruitment.

Maximising our talent

To maximise our talent, we focus on developing our future leaders from within and hiring judiciously from the outside. In each case, we greatly value these individuals and their skills and support them to reach their full potential. In 2014, we introduced a new programme for talent early in their career. The STAR programme, which we offered six times in 2014, teaches emerging talent about enterprise leadership and provides an opportunity to study AstraZeneca cases and interact with senior leaders. In 2014, approximately 240 people participated in our talent development programmes, which include the STAR programme, Global Talent programme and the Insight Exchange programme.

We are committed to hiring and promoting talent ethically and in compliance with applicable laws. Our policies and procedures are designed to help protect against discrimination on any grounds (including disability) and cover recruitment and selection, performance management, career development and promotion, transfer, training, re-training (including re-training, if needed, for people who have become disabled) and reward.

Improving the strength and diversity of the talent pipeline†

To foster innovation, we seek to harness various perspectives, talents and ideas and to ensure that our employees reflect the diversity of our communities. As we continue to reshape our organisation and its geographic footprint, we embed inclusion into our strategies.

As shown in the gender diversity figure overleaf, women comprise 49.9% of our global workforce. There are currently four women on our Board (31%) and, below Board level, women comprise 40.5% of managers at Global Career Level F and above.

Our 2015 target is to improve female representation

>	at Global Career Level F and above (the highest six bands of our employee population) from 38% (2010) to 41% (2015)
>	in the global talent pool from 33% (2010) to 38% (2015).

To measure progress over the medium term, we also track the countries of origin of senior leaders and emerging talent. Our Responsible Business Council (made up of senior leaders from across AstraZeneca) oversees this process. For more information, please see Responsible Business from page 227.

Our Insight Exchange programme helps foster diversity and inclusion and strengthens our pool of emerging talent. This programme, which is now in its third year, pairs employees from various locations, levels and functional areas to work together for one year to facilitate reflection and learning from diverse perspectives, viewpoints and experiences. In 2014, we launched a cohort of 60 new pairs.

Our progress to improve diversity and inclusion is reflected in the Diversity & Inclusion index. This index, which is reported in our employee survey (see Employee engagement below), showed an improvement of three percentage points compared with 2012 and, at 80% favourable, is three percentage points above the global benchmark.

Our efforts were recognised externally. In 2014, the National Association for Female Executives ranked us in the top ten of its 50 leading companies for the sixth consecutive year and the Human Rights Campaign Foundation named us as a ‘Best Place to Work for LGBT Equality’. We were also featured among Working Mother Magazine’s ‘100 Best Companies’.

Employee engagement

Various global leadership communication channels engage employees in our strategy and encourage dialogue. These channels include face-to-face meetings, video conferencing, Yammer (a social media tool) and regular global and business-specific communication campaigns.

We held a global employee census survey (FOCUS) in 2014, as well as two brief ‘pulse’ surveys across a sample of the organisation. The results from FOCUS, which was conducted in 29 languages and achieved an 89% response rate, showed significant improvement in employee engagement. Scores increased to 85% (up eight percentage points compared to FOCUS 2012, and only one percentage point behind the global high performing norm). The survey also showed

Sales and marketing workforce

composition (%)

improvements across all categories for which we had a point of comparison for 2012, including understanding and belief in our direction and priorities. The score for recommending AstraZeneca as a great place to work was 82%. Although the results showed significant improvement in employee engagement, we identified two specific areas for improvement. One relates to further simplifying the business and eliminating obstacles to efficiency. The second relates to developing our people, where the survey results showed that employee belief in the existence of opportunities for career development and personal growth is two percentage points below the high performing benchmark. In addition to conducting several employee surveys, we tracked key HR metrics, such as retention rates, during 2014 to help assess levels of engagement.

Performance management

We continue to focus on performance. By setting high-quality objectives aligned with our strategy and performing coaching and feedback analysis, we are able to track performance at every level. This includes managers’ accountability for working with their employees to develop individual and team performance targets. It also involves fostering an understanding about each person’s contribution to our overall business objectives.

Our focus on performance is also demonstrated through our performance-related bonus and incentive plans and encouragement of participation in various employee share plans, some of which are described in the Directors’ Remuneration Report from page 100, and also in Note 26 to the Financial Statements, from page 179.

Human rights†

We are committed to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence. To that end, we integrate human rights considerations into our policies, processes and practices.

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Strategic Report            > Resources Review

Employees continued

Gender diversity

Board of Directors of the Company 13

SET* 13

Directors of the Company’s

subsidiaries* 332

AstraZeneca employees 57,500

*	For the purposes of section 414C(8)(c)(ii) of the Companies Act 2006, ‘Senior Managers’ are the SET, the directors of all of the subsidiaries of the Company and other individuals holding named positions within those subsidiaries.

Vehicle collisions

Year	Collisions per million km		Target
2015			5.60
2014	5.14	[1]	6.10
2013	6.13		6.60

Lost time injury/illness
Year	Lost time injury/illness rate per million hours worked		Target
2015			1.91
2014	1.59		2.10
2013	1.88		2.26

[1]	Preliminary figure subject to change.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization’s (ILO) standards on child labour and minimum wages. We are also members of the United Nations Global Compact on Human Rights. on child labour and minimum wages. We are also members of the United Nations Global Compact on Human Rights.

In 2011, we conducted labour reviews in 106 countries that focused on ILO core areas, including freedom of association and collective bargaining, child labour, discrimination, working hours and wages. We are currently conducting these reviews again and returns so far show sustained good results. We also included questions on the ‘living wage’ and are conducting an independent external review so that we can assess the global developments in this area.

Managing change

The number of employees increased from approximately 51,500 in 2013 to 57,500 in 2014. The majority of external hires were recruited into emerging markets. Others successfully transitioned from BMS and Almirall to support our diabetes and respiratory franchises. We also restructured our business in other areas to increase efficiencies.

For more information on our restructuring programme, please see Financial Review from page 70

In 2013, we announced plans to invest in three strategic R&D centres, which affected employees in the US and the UK. We encouraged and supported employees to relocate and have made good progress. For example, more than 400 employees now work at our Cambridge, UK site; of these employees, more than half relocated from other sites, such as those in London, Macclesfield and Alderley Park. Over the next three years, we expect to hire approximately 1,000 new employees to occupy our new site in Cambridge, and we are using interim infrastructure in and around Cambridge during the transitional phase. For employees who do not accept offers to relocate to Cambridge, UK, we provide career and outplacement support. Similar relocation initiatives are underway elsewhere in our organisation, including in the US where almost 300 employees have accepted offers to relocate to Gaithersburg, Maryland.

Employee relations

We seek to follow a global approach to employee relations guided by global employment principles and standards, local laws and good practice. We work to develop and maintain good relations with local workforces and work closely with national trade unions, where practical. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses.

Safety, health and wellbeing†

We work to promote a safe, healthy and energising work environment in which our employees and partners are able to express their talents, drive innovation and improve business performance.

Our targets for 2014, which we set in 2011 for the years up to 2015, included

>	no fatalities
>	lost time injury/illness rate per million hours worked of 2.1
>	6.1 collisions per million kilometres driven
>	at least 80% of sites and marketing companies offer at least five essential health activities.

Our highest priority for improvement remains driver safety, particularly among our sales forces who form the largest group of employees driving on AstraZeneca business. We monitor performance centrally to assess progress and identify areas for improvement. In 2014, we exceeded our annual target for collisions per million kilometres driven and met our 2015 target one year early. We regret, however, that an employee was killed in a traffic accident while driving on AstraZeneca business during 2014. We initiated a detailed investigation and will develop an action plan to address the findings of the investigation. We will monitor the actions and share learning across AstraZeneca.

Having already achieved our 2015 lost time injury/illness rate target two years early, we achieved a further reduction in 2014. The lost time injury/illness rate reduced by 17% from 2013, which equates to a 38% overall reduction from the 2010 baseline.

The 2014 health and wellbeing target was narrowly missed, with 78% of sites offering at least five activities. Although this is disappointing, 91% of sites now offer at least four activities, compared with 66% in 2012.

†	Further information on AstraZeneca’s approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.

64	AstraZeneca Annual Report and Form 20-F Information 2014

Strategic Report > Resources Review

Relationships

Our employees are critical to achieving our strategic priorities. To realise our full potential, however, we also depend on a wider set of stakeholders.

Our stakeholders include the patients and physicians for whom we provide medicines for some of the world’s most serious diseases and the universities and institutes that collaborate with our scientists. They also include governments, regulators, payers, suppliers and commercial entities.

The Sales and Marketing section from page 59 outlines our focus on customers and communicating effectively with them. The Research and Development section from page 52 describes how we work with payers from an early stage in a medicine’s life-cycle to demonstrate its full value.

In Manufacturing and Supply from page 56, we examine our relationships with suppliers and our commitment to working only with those that embrace standards of ethical behaviour consistent with our own. This commitment extends to joint venture, co-promotion partners and research and licensing partners.

Partnering

As outlined in Strategic priorities from page 18, business development, specifically partnering, is an important pillar that supplements and strengthens our pipeline and our efforts to achieve scientific leadership. As noted in Research and Development from page 52, we strive to access leading science from within and outside our laboratories.

We partner with others around the world, including academia, governments, industry, scientific organisations and patient groups to access the best science to stimulate innovation and accelerate the delivery of new medicines to target unmet medical need.

We pursue strategically aligned value-enhancing business development opportunities and focus on

>	research transactions – increasing early-stage research transactions and academic alliances
>	peer collaborations – exploring value-creating peer collaborations
>	in-licensing and bolt-on acquisitions – pursuing partnering, in-licensing and bolt-on acquisitions to strengthen our therapy area portfolios.

Over the past three years we have completed more than 180 major or strategically important business development transactions, including some 70 in 2014. Of these transactions, 12 were related to clinical stage assets or programmes, 47 to pre-clinical assets or programmes and 11 to PHC and biomarkers. Twenty one transactions helped expand our biologics capabilities. Acquisitions included Definiens and the rights to Almirall’s respiratory franchise, as well as its subsidiary focused on the development of innovative proprietary devices. We completed the acquisition of BMS’s share of the diabetes alliance in February 2014.

For more information on our partnering activity in 2014, please see Research and Development from page 52, Therapy Area Review from page 32, and Note 24 to the Financial Statements from page 170.

Community investment†

Our global community investment strategy focuses on healthcare in the community and science education. We are committed to operating responsibly, supporting our community and maximising the benefit of our investment for all stakeholders.

In 2014, we spent approximately $880 million (2013: $1.12 billion) on community investment sponsorships, partnerships and charitable donations, including through our product donation and patient assistance programmes. Through our three patient assistance programmes in the US, which make our medicines available free of charge to eligible patients and healthcare facilities, we donated products valued at an average wholesale price of more than $800 million (2013: $1.05 billion). We also donated products worth over $13 million, valued at an average wholesale price, to the charitable organisation AmeriCares.

Young Health Programme

We continued to develop the three strands of our Young Health Programme (YHP): advocacy; research; and on-the-ground programmes focused on evidence generation with an increased 2014 focus on the prevention of non-communicable diseases (NCDs) and associated adolescent risk behaviours. With over 667,000 young people in communities across five continents directly reached with the skills and information they need to improve their health, we have therefore well exceeded our Clinton Global Initiative Commitment to Action of reaching 250,000 young people directly by the end of 2015. Over 9,500 of these young people have been trained to

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Strategic Report            > Resources Review

Relationships continued

share this health information with their peers and the community, and over 10,000 frontline health providers have been trained in adolescent health. See the table below for programme details.

To help place the prevention of adolescent NCD-related risk behaviours on the global and local policy agenda, we engaged in various activities, including participation in the United Nations High-level Review on NCDs and the development of an NCDs chapter for the UNICEF Facts for Life book. Also in 2014, the Wellbeing of Adolescents in Vulnerable Environments study, undertaken by Johns Hopkins Bloomberg School of Public Health as part of YHP, was completed. Headline findings were presented at a YHP side meeting to the United Nations General Assembly in September 2014, and study papers were published in a special edition of the Journal of Adolescent Health in December 2014. To support progress in the adolescent NCD prevention agenda, we commissioned the Population Reference Bureau to produce several reports, including one on the prevalence of NCD risk behaviours among young people in Africa (publication expected early 2015).

STEM Career Academies

We support science education in the community in various ways. For example, in 2014, we extended for three years our partnership with the educational charity Career Academies UK (started in 2011) to support increased participation by 16 to 19 year-olds in science, technology, engineering and maths (STEM) subjects. Career Academies UK links schools and colleges with employers through classes, mentoring, workplace visits and internships to help prepare adolescents for work. Thirty five percent (59) of Career Academies now have a STEM theme, exceeding the target of 33% by the 2014/2015 academic year. In 2014, 812 year one and two students participated in STEM, of which 41% of the 441 students expected to graduate in 2015 are female. This supports Career Academies UK’s commitment to increase female participation in STEM education and careers.

Disaster relief

The British Red Cross continues to act as our global disaster relief partner, with the majority of our disaster relief donations channelled through it. In addition to the charitable donations referenced in Community investment above, in September 2014 we donated £50,000 via the British Red Cross to the Gaza Israel Appeal and £250,000 to the Ebola Appeal.

†	Further information on our approach to responsible business can be found in Responsible Business from page 227 and on our website, www.astrazeneca.com/responsibility.

Young Health Programme 2014 country programmes
Country	Focus
Australia	Improving driver licensing provision and knowledge of road safety
Brazil, India, Zambia	Hygiene, infection, sexual reproductive health and broader health issues
Canada, South Korea, Portugal, Sweden	Improving the emotional and mental wellbeing of vulnerable adolescents
China	Educating migrant youths from rural areas about water and air pollution
Denmark	Physical activities among socially vulnerable young people
Germany, Netherlands, UK	Health issues of homeless adolescents
Norway	Health of young people from immigrant families
Romania	Cardiovascular risk prevention through exercise clubs for young people
Russia	Health of adolescent orphans, focused on sport and smoking
Spain	Sexual education, healthy eating habits and drug addiction prevention
Turkey	Improving communication and social skills among adolescents to help them avoid violence
US	Helping adolescents live healthier lives by focusing on their strengths and assets
www.younghealthprogrammeyhp.com

66	AstraZeneca Annual Report and Form 20-F Information 2014

Case study

Healthy Heart Africa†

In October 2014, we launched the Healthy Heart Africa (HHA) programme in Nairobi, Kenya. HHA is an innovative and sustainable programme that aims to improve the lives of hypertensive patients across Africa through increased screening, diagnosis, treatment and awareness of hypertensive risk factors and lifestyle modifications. The initial demonstration programme will be the largest African programme to address hypertension. Consistent with the WHO's '25 by 2025' global monitoring framework for preventing and controlling NCDs, HHA's goal is to reach 10 million hypertensive patients across sub-Saharan Africa by 2025 – one-quarter of WHO's hypertension target for Africa.

To design and develop the programme, we worked closely with governments, international organisations, health experts and non-governmental and community-based organisations. Some of these organisations, including AMPATH (The Academic Model Providing Access to Healthcare); AMREF Kenya, Africa's largest international health non-governmental organisation; CHAK (Christian Health Association of Kenya), a leading national faith-based organisation; Jhpiego, a non-profit health organisation affiliated with The Johns Hopkins University; and Population Services Kenya, are now helping to implement HHA. We aim to increase the number of HHA-participating organisations and partners to support implementation across Kenya and Africa. HHA's independent monitoring and evaluation partner, Abt Associates, will support and monitor the programme's progress.

MINERVA

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Additional Information

Responsible Business

In this section, we describe our approach to delivering business success responsibly. Summary information about our commitment and performance in key areas is integrated into the relevant sections of this Annual Report, while further information about these and other areas is available on our website, www.astrazeneca.com/responsibility.

Introduction

In the Strategy section from page 10, we describe our approach to creating value across the life-cycle of a medicine, our distinctive capabilities and our strategy. All these efforts are underpinned by our commitment to operating responsibly to ensure the future sustainability of the Company in a way that adds value for our stakeholders. To that end, our responsible business objectives are aligned to, and support the delivery of, our business strategy. Our responsible business framework is the vehicle for managing commitments that are agreed across the Group, taking account of external stakeholder insights and internal reputational risk assessment.

The framework encompasses:

>	Bioethics: underpinning our accelerated drive for innovation with sound bioethics worldwide (see page 54).
>	Access to healthcare: as we expand our geographic footprint, exploring ways of increasing access to healthcare for more people, tailored locally to different patient needs (see page 61).
>	Diversity and inclusion: working to ensure that diversity in its broadest sense is reflected in our leadership and people strategies (see page 63).
>	The environment: managing our impact on the environment, across all our operations, with a particular focus on carbon emissions, waste and water use (see page 58).
>	Patient safety: maintaining a strong focus on patient safety in everything we do, minimising the risks and maximising the benefits of all our medicines throughout R&D, and after launch (see page 54).
>	Sales and marketing: working to consistent global standards of ethical sales and marketing practices in all our markets as we work to restore growth (see page 61).
>	Human rights: continuing to develop and embed a consistent approach to human rights across our worldwide activities (see page 63).
>	Employee safety, health and wellbeing: promoting the safety, health and wellbeing of all our people worldwide as we continue to drive a high-performance culture and the achievement of our business goals (see page 64).
>	Working with suppliers: working only with suppliers who have standards consistent with our own as we increase our outsourcing to drive business efficiency (see page 57).
>	Community investment: making a positive contribution to our local communities around the world, through community support programmes consistent with improving health and promoting science (see page 65).

While we monitor performance in each of these areas of our business, we have identified two areas of special focus: access to healthcare and the environment. In each case, we believe that we have both the capability and the responsibility to implement standards that accelerate our business strategy while delivering wider benefits to society.

A core element of our business strategy is value-creating business development activity that strengthens our pipeline and accelerates growth. This includes targeted acquisitions. When we acquire companies we aim to align standards of responsible business and incorporate the companies into the setting of targets and measurement of performance.

Benchmarking

As expectations of stakeholders evolve, we continue to engage with them and use the feedback to inform the development of our responsible business strategy and risk management planning.

We also use the insights we gain from external surveys to develop our approach in line with global best practice. As a member of the Dow Jones Sustainability Index since 2001, we were once again listed in the 2014 World Index (the top 10% of the largest 2,500 companies). We also retained our listing on the DJSI STOXX – European Index (the top 20% of the 600 largest European companies) for the seventh year running (one of four pharmaceutical companies to do so out of 14 assessed). We achieved a total score of 79% (2013: 85%) compared with a sector best score of 87% (2013: 86%). We increased individual scores for seven out of 24 criteria for 2014 (compared with eight out of 22 criteria in 2013) including customer relationship management, risk and crisis management, climate strategy, talent attraction and retention, corporate citizenship and philanthropy, stakeholder engagement, and addressing cost burden. While these scores are encouraging, we lost ground in some areas, such as corporate governance, marketing practices, innovation management, human capital development, social reporting, occupational health and safety, environmental reporting and bioethics.

To better understand these lower scores, we commissioned an in-depth external benchmark survey and the analysis will be used to inform our improvement planning.

Responsible business governance

The SET is responsible for our responsible business framework and our Non-Executive Director, Nancy Rothwell, oversees implementation and reporting to the Board.

Senior managers throughout the Group are accountable for operating responsibly within their areas, taking into account national, functional, and site issues and priorities. Line managers are accountable for ensuring that their teams understand the requirements and that people are clear about what is expected of them as they work to achieve AstraZeneca’s business goals.

Our Responsible Business Council (the Council) is chaired by our Vice-President, Corporate Affairs, and members include senior leaders from each relevant SET area. Its agenda is focused on driving long-term value creation by agreeing, among other things

>	responsible business priorities for the Group in line with strategic business objectives
>	managing and monitoring the annual process of setting responsible business objectives and targets, as well as reviewing performance against KPIs
>	appropriate policy positions to support our objectives and reputation management.

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Additional Information

Responsible Business continued

Carbon reporting

Global greenhouse gas emissions data for the period 1 January 2014 to 31 December 2014

				Tonnes of CO2e
	2014	2013	[1]	2012
Emissions from:
Combustion of fuel and operation of facilities[2]	325,700	323,400		318,700
Electricity, heat, steam and cooling purchased for own use	290,300	274,400		277,100
Company’s chosen intensity measurement:
Emissions reported above normalised to million US dollar revenue	23.6	23.3		21.3
Supplemental information:
Net electricity, heat, steam and cooling emissions, after write down due to voluntary purchase of electricity supplied under certified low carbon supply contracts or carbon certificates[3]	244,800	238,200		250,800
Supply chain emissions:
Upstream emissions from personnel air travel, goods transport and waste incineration	167,900	155,400		169,800
Downstream emissions from HFA propellants released during patient use of our inhaled medicines	448,900	352,000		299,600

[1]	Regular review of the data is carried out to ensure accuracy and consistency. This has led to slight changes in the data for previous years. None of the changes is statistically significant. The data quoted in this Annual Report are generated from the revised data.
[2]	Included in this section are greenhouse gases from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
[3]	Some electricity supplied to our UK sites has been provided under a green power contract and is backed up with an equivalent quantity of Renewable Energy Guarantees of Origin and some of the electricity consumed at our US sites is covered by purchase of Renewable Energy Certificates.

The Council is supported by a Responsible Business Working Group (the Working Group) of SET area representatives. Among other things, the Working Group continuously reviews external issues with the potential to impact AstraZeneca and, as appropriate, prepares management and measurement proposals for the Council’s consideration.

External assurance

Bureau Veritas has provided independent external assurance to a limited level on the following responsible business information contained within this Annual Report

>	Patient safety, page 54
>	Clinical trials and transparency, page 55
>	Animal research, page 55
>	Increasing access to healthcare, page 61
>	Sales and marketing ethics, page 61
>	Working with suppliers, page 57
>	Environmental impact, page 58
>	Improving the strength and diversity of the talent pipeline, page 63
>	Human rights, page 63
>	Safety, health and wellbeing, page 64
>	Community investment, page 65
>	Responsible Business, page 227.

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing us to believe that the responsible business information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas’ scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com/responsibility.

Carbon reporting

The above table provides data on our global greenhouse gas emissions for 2014.

We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors’ Reports) Regulations 2013.

These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency and USEPA eGRID databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2014 GHG emissions data; the assurance statement including scope, methodology, overall opinion, and limitations and exclusions is available on our website, www.astrazeneca.com/responsibility.

228	AstraZeneca Annual Report and Form 20-F Information 2014